SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  Schedule 13G

                                 (Rule 13d-102)



INFORMATION TO BE INCLUDED IN STATEMENTS  FILED PURSUANT TO RULES 13d-1 (b), (c)

           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

                             (Amendment No._______)





                              Net Perceptions, Inc.

- ----------------------------------------------------------------

                                (Name of Issuer)





                                  Common Stock

- ----------------------------------------------------------------

                         (Title of Class of Securities)





                                    64107U101

- ----------------------------------------------------------------

                                 (CUSIP Number)



                                December 31, 1999

- ----------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)



Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:



        [X ]       Rule 13d-1(b)



        [ ]       Rule 13d-1(c)



        []       Rule 13d-1(d)



                         (Continued on following pages)



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CUSIP NO. 64107U101                                     13 G
Page 1 of 5 Pages

- ----------------------------------------------------------


- ------------ --------------------------------------------


1            NAME OF REPORTING PERSON

             London Pacific Life & Annuity Company

I.R.S. IDENTIFICATION NO. 68-0202880 OF ABOVE PERSONS (ENTITIES ONLY)



- ------------ -----------------------------------------------



2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)[ ]          (b) [ ]

- ------------ --------------------------------------



3            SEC USE ONLY

- ------------ ---------------------------------------



4            CITIZENSHIP OR PLACE OF ORGANIZATION

             North Carolina

- --------------------------------------------------

             NUMBER OF

              SHARES                 5        SOLE VOTING POWER

           BENEFICIALLY                       1,954,398

           OWNED BY EACH
 -------- --------------------------------------------------------

             REPORTING

              PERSON                 6        SHARED VOTING POWER

               WITH                           651,466

   -------- ---------------------------------------------



                                     7        SOLE DISPOSITIVE POWER

                                              1,954,398
   -------- --------------------------------------------------



                                     8        SHARED DISPOSITIVE POWER

                                              651,466

- ------------ -------------------------------------------------



9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

             REPORTING PERSON

             2,605,864

- ------------ --------------------------------------------------



10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

             EXCLUDES CERTAIN SHARES
[ ]

- ------------ --------------------------------------------------



11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


             11.85%

- ------------ ---------------------------------------------



12           TYPE OF REPORTING PERSON

             IC

- ------------ --------------------------------------------------

- -----------------------------                     ---------------
CUSIP NO. 64107U101                  13 G          Page 2 of 5 Pages

- -----------------------------                     --------------


1            NAME OF REPORTING PERSON

             Berkeley International Capital Limited

I.R.S. IDENTIFICATION NO. N/A OF ABOVE PERSONS (ENTITIES ONLY)



----------------------------------------------------



2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


(a)[ ]          (b) [ ]

- ------------ --------------------------------------



3            SEC USE ONLY

- ------------ --------------------------------------



4            CITIZENSHIP OR PLACE OF ORGANIZATION

             Guernsey Channel Islands

- --------------------------------------------------

             NUMBER OF

              SHARES                 5        SOLE VOTING POWER

           BENEFICIALLY                       651,466

           OWNED BY EACH
-------- -------------------------------------------------

             REPORTING

              PERSON                 6        SHARED VOTING POWER

               WITH                           1,954,398

 -------- -------------------------------------------------------



                                     7        SOLE DISPOSITIVE POWER

                                              651,466

  -------- ---------------------------------------------------------



                                     8        SHARED DISPOSITIVE POWER

                                              1,954,398

- ------------ ------------------------------------------



9            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

             REPORTING PERSON
             2,605,864

- ------------ -------------------------------------------



10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)

             EXCLUDES CERTAIN SHARES
             [ ]

- ------------ -------------------------------------------



11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


             11.85%

- ------------ -------------------------------------------------



12           TYPE OF REPORTING PERSON

             IV

- ------------ --------------------------------------------------


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CUSIP NO. 64107U101                  13 G   Page 3 of 5 Pages

- -----------------------------            ------------------------------



                   ITEM 1.



          (a)      NAME OF ISSUER:

                   Net Perceptions, Inc. (the "Company")

          (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                   901 Flying Cloud Drive, Eden Prairie, MN 55344-7905



                   ITEM 2.



         Set forth below is the  following  information  with respect to each of the persons filing this Schedule 13G (together, the "Filing Persons"): (a) name;

(b) address of principal  offices (if entity) or  residence or business  address

(if individual); (c) citizenship (if individual) or jurisdiction of organization

(if entity); (d) title of class of securities and (e) CUSIP number.





(a) 1. London Pacific Life & Annuity Company ("LPLAC")

2. Berkeley International Capital Limited ("BICL")



(b) 1. LPLAC -  3109 Poplar Wood Court, Suite 108, Raleigh, NC 24604

2. BICL - Minden House 6, Minden Place St Helier Jersey, Channel Islands



(c) 1. LPLAC - North Carolina

2. BICL - Guernsey, Channel Islands



          (d)      Common Stock

          (e)      64107U101



                   ITEM 3.



1. LPLAC - Insurance Company as defined in section 3 (a)(19) of the Act (15 U.S.C. 78c)

2. BICL - Investment Company



                   ITEM 4.



See Items 5-11 of each cover page







                   ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS



         Not Applicable.



                   ITEM 6. OWNERSHIP  OF  MORE  THAN FIVE  PERCENT ON
                            BEHALF OF    ANOTHER PERSON



         Not Applicable.

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CUSIP NO. 64107U101                  13 G    Page 4 of 5 Pages

- -----------------------------       ------------------------------



          ITEM 7. IDENTIFICATION AND CLASSIFICATION OF  THE  SUBSIDIARY

                   WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY  THE

                   PARENT HOLDING COMPANY



 See Attachment A.



          ITEM 8. IDENTIFICATION  AND   CLASSIFICATION  OF  MEMBERS  OF

                           THE GROUP



 Not Applicable



          ITEM 9. NOTICE OF DISSOLUTION OF GROUP



         Not Applicable.



          ITEM 10.CERTIFICATION



 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 64107U101                  13 G        Page 5 of 5 Pages

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                                    SIGNATURE





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







  Dated:  February 18, 2000





1.LPLAC

  By: /s/     Susan Y. Gressel

                  Vice President and Treasurer



2.BICL

   By: /s/  Ronald W. Green

                Director



                 ----------------------------



ATTACHMENT A



The Schedule 13g to which this attachment is appended is filed by London Pacific Group Limited on behalf of the following subsidiaries:



1.London Pacific Life & Annuity Company

2. Berkeley International Capital Limited